SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.____)*

Alumis, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22307102

(CUSIP Number)

Dennis Ryan

Foresite Capital Management, LLC

900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939

(415) 877-4887

Phyllis Solomon

Foresite Labs, LLC

601 California Street, Suite 600, San Francisco, CA 94108

(415) 787-6009

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22307102	13D	Page 2 of 23

1	NAME OF REPORTING PERSON Foresite Capital Fund VI, L.P. (“Fund VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,202,670 shares, except that Foresite Capital Management VI, LLC (“FCM VI”), the general partner of Fund VI, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM VI, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

4,202,670 shares, except that FCM VI, the general partner of Fund VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,202,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.1% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of Alumis, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 28, 2024.

CUSIP NO. 22307102	13D	Page 3 of 23

1	NAME OF REPORTING PERSON Foresite Capital Management VI, LLC (“FCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,202,670 shares, all of which are directly owned by Fund VI. FCM VI, the general partner of Fund VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

4,202,670 shares, all of which are directly owned by Fund VI. FCM VI, the general partner of Fund VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,202,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.1% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 4 of 23

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P. (“Fund V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

5,584,889 shares, except that Foresite Capital Management V, LLC (“FCM V”), the general partner of Fund V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

5,584,889 shares, except that FCM V, the general partner of Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,584,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.8% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 5 of 23

1	NAME OF REPORTING PERSON Labs Co-Invest V, LLC (“Labs Co-Invest”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

194,459 shares, except that FCM V, the managing member of Labs Co-Invest, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

194,459 shares, except that FCM V, the managing member of Labs Co-Invest, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	194,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.4% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 6 of 23

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

5,779,348 shares, of which 5,584,889 shares are directly owned by Fund V and 194,459 shares are directly owned by Labs Co-Invest. FCM V, the general partner of Fund V and the managing member of Labs Co-Invest, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

5,779,348 shares, of which 5,584,889 shares are directly owned by Fund V and 194,459 shares are directly owned by Labs Co-Invest. FCM V, the general partner of Fund V and the managing member of Labs Co-Invest, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,779,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	11.1% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 7 of 23

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P. (“Opportunity Fund V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,034,129 shares, except that Foresite Capital Opportunity Management V, LLC (“FCOM V”), the general partner of Opportunity Fund V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,034,129 shares, except that FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,034,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	3.9% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 8 of 23

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC (“FCOM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,034,129 shares, all of which are directly owned by Opportunity Fund V. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,034,129 shares, all of which are directly owned by Opportunity Fund V. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,034,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	3.9% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 9 of 23

1	NAME OF REPORTING PERSON Foresite Labs Fund I, L.P. (“Labs Fund I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,960,337 shares, except that Foresite Labs Management I, LLC (“FLM I”), the general partner of Labs Fund I, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,960,337 shares, except that FLM I, the general partner of Labs Fund I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,960,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	3.8% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 10 of 23

1	NAME OF REPORTING PERSON Foresite Labs Management I, LLC (“FLM I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,960,337 shares, all of which are directly owned by Labs Fund I. FLM I, the general partner of Labs Fund I, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,960,337 shares, all of which are directly owned by Labs Fund I. FLM I, the general partner of Labs Fund I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,960,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	3.8% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 11 of 23

1	NAME OF REPORTING PERSON Foresite Labs Affiliates 2021, LLC (“Labs Affiliates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,176,470 shares, except that Foresite Labs, LLC (“Labs”), the managing member of Labs Affiliates, may be deemed to have sole power to vote these shares, and Tananbaum, a manager of Labs, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,176,470 shares, except that Labs, the managing member of Labs Affiliates, may be deemed to have sole power to dispose of these shares, and Tananbaum, a manager of Labs, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,176,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.3% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 12 of 23

1	NAME OF REPORTING PERSON Foresite Labs, LLC (“Labs”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to vote these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to dispose of these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,176,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.3% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 13 of 23

1	NAME OF REPORTING PERSON James B. Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

13,976,484 shares, of which 4,202,670 shares are directly owned by Fund VI, 5,584,889 shares are directly owned by Fund V, 194,459 shares are directly owned by Labs Co-Invest, 2,034,129 shares are directly owned by Opportunity Fund V, and 1,960,337 shares are directly owned by Labs Fund I. Tananbaum is the managing member of each of FCM VI, which is the general partner of Fund VI; FCM V, which is the general partner of Fund V and the managing member of Labs Co-Invest; FCOM V, which is the general partner of Opportunity Fund V; and FLM I, which is the general partner of Labs Fund I. Tananbaum may be deemed to have sole power to vote the shares directly owned by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V and Labs Fund I.

8	SHARED VOTING POWER
1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to vote these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to vote these shares.
9

SOLE DISPOSITIVE POWER

13,976,484 shares, of which 4,202,670 shares are directly owned by Fund VI, 5,584,889 shares are directly owned by Fund V, 194,459 shares are directly owned by Labs Co-Invest, 2,034,129 shares are directly owned by Opportunity Fund V, and 1,960,337 shares are directly owned by Labs Fund I. Tananbaum is the managing member of each of FCM VI, which is the general partner of Fund VI; FCM V, which is the general partner of Fund V and the managing member of Labs Co-Invest; FCOM V, which is the general partner of Opportunity Fund V; and FLM I, which is the general partner of Labs Fund I. Tananbaum may be deemed to have sole power to dispose of the shares directly owned by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V and Labs Fund I.

10	SHARED DISPOSITIVE POWER
1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to dispose of these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,152,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	29.2% *
14	TYPE OF REPORTING PERSON	IN

*	This percentage is calculated based upon 51,844,729 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on June 28, 2024.

CUSIP NO. 22307102	13D	Page 14 of 23

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of Common Stock of Alumis, Inc., a corporation organized under the laws of the state of Delaware (“Issuer”). This Schedule 13D is being filed by Foresite Capital Fund VI, L.P. (“Fund VI”), Foresite Capital Management VI, LLC (“FCM VI”), Foresite Capital Fund V, L.P. (“Fund V”), Labs Co-Invest V, LLC (“Labs Co-Invest”), Foresite Capital Management V, LLC (“FCM V”), Foresite Capital Opportunity Fund V, L.P. (“Opportunity Fund V”), Foresite Capital Opportunity Management V, LLC (“FCOM V”), Foresite Labs Fund I, L.P. (“Labs Fund I”), Foresite Labs Management I, LLC (“FLM I”), Foresite Labs Affiliates 2021, LLC (“Labs Affiliates”), Foresite Labs, LLC (“Labs”) and James B. Tananbaum (“Tananbaum” and together with Fund VI, FCM VI, Fund V, Labs Co-Invest, FCM V, Opportunity Fund V, FCOM V, Labs Fund I, FLM I, Labs Affiliates and Labs, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 280 East Grand Avenue, South San Francisco, California 94080.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are Fund VI, FCM VI, Fund V, Labs Co-Invest, FCM V, Opportunity Fund V, FCOM V, Labs Fund I, FLM I, Labs Affiliates, Labs and Tananbaum. FCM VI, the general partner of Fund VI, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund VI. FCM V, the general partner of Fund V and the managing member of Labs Co-Invest, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund V and Labs Co-Invest. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Opportunity Fund V. FLM I, the general partner of Labs Fund I, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by Labs Fund I. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Labs Affiliates. Tananbaum, the managing member of each of FCM VI, FCM V, FCOM V and FLM I may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V and Labs Fund I. Tananbaum, a manager of Labs, may be deemed to have shared power to vote and sole power to dispose of shares of the Issuer directly owned by Labs Affiliates.

(b)       The address of the principal place of business for each of Fund VI, FCM VI, Fund V, Labs Co-Invest, FCM V, Opportunity Fund V, FCOM V, Labs Fund I, FLM I and Tananbaum is c/o Foresite Capital Management, LLC, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939. The address of the principal place of business for each of Labs Affiliates and Labs is c/o Foresite Labs, LLC, 601 California Street, Suite 600, San Francisco, CA 94108.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V, Labs Fund I and Labs Affiliates is to make investments in private and public companies. The principal business of FCM VI is to serve as the general partner of Fund VI, the principal business of FCM V is to serve as the general partner of Fund V and the managing member of Labs Co-Invest, the principal business of FCOM V is to serve as the general partner of Opportunity Fund V and the principal business of FLM I is to serve as the general partner of Labs Fund I. The principal business of Labs is to engage in the business of data science and incubation in the fields of life sciences and healthcare. Tananbaum is the managing member of each of FCM VI, FCM V, FCOM V and FLM I. Tananbaum is also a manager of Labs and a member of the board of directors of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 22307102	13D	Page 15 of 23

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Fund VI, Fund V, Opportunity Fund V and Labs Fund I is a Delaware limited partnership. Each of FCM VI, FCM V, FCOM V, FLM I, Labs Co-Invest, Labs Affiliates and Labs is a Delaware limited liability company. Tananbaum is a U.S. citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Acquisition of Common Stock

In February 2021, Labs Affiliates purchased an aggregate of 5,500,000 shares of Common Stock from the Issuer at a purchase price of $0.0001 per share, or $550 in the aggregate.

Conversion of Simple Agreements for Future Equity (SAFEs) and Direct Purchase of Series Seed Redeemable Convertible Preferred Stock

In February 2021, Fund V and Labs Co-Invest purchased an aggregate of 10,000,000 shares of Series Seed Redeemable Convertible Preferred Stock from the Issuer at a purchase price of $1.00 per share, or $10 million in the aggregate. The purchase price consisted of (i) $7,381,810.80 new cash investment by Fund V and the cancellation of $1,709,089.20 in SAFEs held by Fund V converted in connection with such financing, and (ii) $738,189.20 new cash investment by Labs Co-Invest and the cancellation of $170,910.80 in SAFEs held by Labs Co-Invest converted in connection with such financing.

Direct Purchase of Series A Redeemable Convertible Preferred Stock

In March 2021, Fund V purchased 5,250,000 shares of Series A Redeemable Convertible Preferred Stock and Opportunity Fund V purchased 2,250,000 shares of Series A Redeemable Convertible Preferred Stock at a purchase price of $4.00 per share, or $30.0 million in the aggregate.

Convertible Promissory Notes

In March 2021, the Issuer issued convertible promissory notes to Fund V, Opportunity V and Labs Fund I with a total principal amount of $30.0 million in exchange for $30.0 million in cash. In August 2021, the Issuer issued additional convertible promissory notes to Labs Fund I with a total principal amount of $1.5 million in exchange for $1.5 million in cash. In September 2021, the Issuer amended and restated all outstanding convertible promissory notes held by Fund V, Opportunity V and Labs Fund I and issued an additional convertible promissory note to Labs Fund I with a total principal amount of $6.0 million in exchange for $6.0 million in cash.

Series B-1 Redeemable Convertible Preferred Stock Financing

In December 2021, convertible notes held by Fund V, Opportunity V and Labs Fund I automatically converted into an aggregate 9,760,088 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer at a conversion price of $4.00 per share, resulting in the cancellation of the Issuer’s indebtedness of $39,040,356.18 in the aggregate.

As a result, Fund V acquired 2,618,356 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V acquired 2,618,356 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer and Labs Fund I acquired 4,523,376 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer.

CUSIP NO. 22307102	13D	Page 16 of 23

Direct Purchase of Series B-2 Redeemable Convertible Preferred Stock

In May 2023, Fund V purchased an aggregate of 1,939,643 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 969,821 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 969,821 shares of Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 969,821 shares of Redeemable Convertible Preferred Stock of the Issuer at a price of $5.00 per share, or $24,245,530 in the aggregate.

In October 2023, Fund V purchased an aggregate of 969,821 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 484,910 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 484,911 shares of Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 484,910 shares of Redeemable Convertible Preferred Stock of the Issuer at a price of $5.00 per share, or $12,122,760 in the aggregate.

Direct Purchase of Series C Redeemable Convertible Preferred Stock

In March 2024, Fund V purchased an aggregate of 2,389,859 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 3,983,098 shares of Series C Redeemable Convertible Preferred Stock of the Issuer at a price of $3.13826 per share, or $29,999,992.48 in the aggregate.

In May 2024, Fund V purchased an aggregate of 2,389,859 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 3,983,098 shares of Series C Redeemable Convertible Preferred Stock of the Issuer at a price of $3.13826 per share, or $29,999,992.48 in the aggregate.

Reverse Stock Split and Conversion

On June 20, 2024, the Issuer effected a 1-for-4.675 reverse stock split of its issued and outstanding Common Stock, as a result of which Fund V held 1,944,577 shares of Series Seed Redeemable Convertible Preferred Stock of the Issuer; Labs Co-Invest held 194,459 shares of Series Seed Redeemable Convertible Preferred Stock of the Issuer; Fund V held 1,122,994 shares of Series A Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 481,283 shares of Series A Redeemable Convertible Preferred Stock of the Issuer; Fund V held 560,076 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 560,076 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer; Labs Fund I held 967,567 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer; Fund V held 622,344 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 311,172 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Labs Fund I held 311,172 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Fund VI held 311,172 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Fund V held 1,022,398 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 681,598 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; Labs Fund I held 681,598 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; Fund VI held 1,703,998 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; and Labs Affiliates held 1,176,470 shares of Common Stock of the Issuer.

In connection with the closing of the Issuer’s initial public offering on July 1, 2024 (the “Initial Offering”), each share of Series Seed Redeemable Convertible Preferred Stock, Series A Redeemable Convertible Preferred Stock, Series B-1 Redeemable Convertible Preferred Stock, Series B-2 Redeemable Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock automatically converted into one share of Common Stock.

CUSIP NO. 22307102	13D	Page 17 of 23

Purchase in Initial Offering

In connection with the Initial Offering, Fund V purchased 312,500 shares of the Issuer’s Common Stock from the underwriters for $16.00 per share, or $5,000,000.00 in the aggregate; and Fund VI purchased 2,187,500 shares of the Issuer’s Common Stock from the underwriters for $16.00 per share, or $35,000,000.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on June 28, 2024 with the Securities and Exchange Commission (File No. 333-280068) (the “Prospectus”).

Source of Funds

The source of the funds for all purchases and acquisitions by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V, Labs Fund I and Labs Affiliates was from working capital.

No part of the purchase price was borrowed by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V, Labs Fund I and Labs Affiliates for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 51,844,729 shares of Common Stock outstanding immediately after the Initial Offering, as reported in the Issuer’s Prospectus.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of Fund VI, Fund V, Opportunity Fund V and Labs Fund I and the limited liability company agreement of each of FCM VI, FCM V, FCOM V, FLM I, Labs Co-Invest, Labs Affiliates and Labs, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       Not applicable.

CUSIP NO. 22307102	13D	Page 18 of 23

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the issuance of the Series Seed Redeemable Convertible Preferred Stock, Series A Redeemable Convertible Preferred Stock, Series B-1 Redeemable Convertible Preferred Stock, Series B-2 Redeemable Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock of the Issuer, Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I and certain other investors entered into an Amended and Restated Investors’ Rights Agreement dated March 4, 2024 (the “Rights Agreement”). The Rights Agreement grants to Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire, with respect to any particular stockholder, upon the earliest to occur of: (a)  the closing of a Deemed Liquidation Event (as defined therein) (b) such time after consummation of the IPO (as defined therein) as Rule 144 or another similar exemption under the Securities Act (as defined therein) is available for the sale of all of such holder’s shares without limitation during a three-month period without registration; or (c) the fifth anniversary of the IPO (as defined therein). The rights set forth in the Rights Agreement are more fully described in the Prospectus and incorporated herein by reference.

Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I entered into a letter agreement with Morgan Stanley & Co, LLC, Leerink Partners LLC, Cantor Fitzgerald & Co., and Guggenheim Securities, LLC, as representatives of the underwriters, on March 4, 2024 (together, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I and Tananbaum agreed that they would not, during the period ending 180 days after the date set forth on the Prospectus and subject to limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the Prospectus and incorporated herein by reference.

Tananbaum, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Amended and Restated Investors’ Rights Agreement, filed on June 7, 2024 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-80068), and incorporated herein by reference.
EXHIBIT C	Form of Lock-Up Agreement, filed as Exhibit A to the Underwriting Agreement filed on June 24, 2024 as Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333-80068), and incorporated herein by reference.
EXHIBIT D	Form of Indemnification Agreement, filed as Exhibit 10.10 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333-80068) is incorporated herein by reference.

CUSIP NO. 22307102	13D	Page 19 of 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2024

FORESITE CAPITAL FUND VI, L.P.

By:	Foresite Capital Management VI, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL MANAGEMENT VI, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

Labs Co-Invest V, LLC

By:	Foresite Capital Management V, LLC
Its:	Managing Member

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

CUSIP NO. 22307102	13D	Page 20 of 23

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE LABS FUND I, L.P.

By:	Foresite Labs Management I, LLC
Its: General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE LABS MANAGEMENT I, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE LABS AFFILIATES 2021, LLC

By:	Foresite Labs, LLC
Its:	Managing Member

By:	/s/ James B. Tananbaum
James B. Tananbaum
Manager

FORESITE LABS, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Manager

JAMES B. TANANBAUM

/s/ James B. Tananbaum

CUSIP NO. 22307102	13D	Page 21 of 23

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Amended and Restated Investors’ Rights Agreement, filed on June 7, 2024 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-80068), and incorporated herein by reference.
C	Form of Lock-Up Agreement, filed as Exhibit A to the Underwriting Agreement filed on June 24, 2024 as Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333-80068), and incorporated herein by reference.
D	Form of Indemnification Agreement, filed as Exhibit 10.10 to the Issuer’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333-80068) is incorporated herein by reference.

CUSIP NO. 22307102	13D	Page 22 of 23

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Alumis, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 5, 2024

FORESITE CAPITAL FUND VI, L.P.

By:	Foresite Capital Management VI, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL MANAGEMENT VI, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

Labs Co-Invest V, LLC

By:	Foresite Capital Management V, LLC
Its:	Managing Member

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

CUSIP NO. 22307102	13D	Page 23 of 23

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE LABS FUND I, L.P.

By:	Foresite Labs Management I, LLC
Its: General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE LABS MANAGEMENT I, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE LABS AFFILIATES 2021, LLC

By:	Foresite Labs, LLC
Its:	Managing Member

By:	/s/ James B. Tananbaum
James B. Tananbaum
Manager

FORESITE LABS, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Manager

JAMES B. TANANBAUM

/s/ James B. Tananbaum